U.S. Bancorp Fund Services LLC

615 East Michigan Street

Milwaukee, WI 53202

April 30, 2012

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)

File Nos.: 333-150525 and 811-22201

Dear Sir or Madam:

On behalf of Direxion Shares ETF Trust (the “Trust”), please find filed herewith Post-Effective Amendment No. 66 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (also filed as Amendment No. 68 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 66 is being filed for the purpose of reflecting material changes to the change in names, investment objectives, principal investment strategies, and benchmark indices of the Direxion Daily Large Cap Bull 3X Shares, Direxion Daily Large Cap Bear 3X Shares and the benchmark index, investment objectives and principal investment strategies for the Direxion Daily Mid Cap Bull 3X Shares, Direxion Daily Mid Cap Bear 3X Shares, Direxion Daily Energy Bull 3X Shares, Direxion Daily Energy Bear 3X Shares, Direxion Daily Technology Bull 3X Shares, and Direxion Daily Technology Bear 3X Shares (the “Funds”), each a series of the Trust.

Pursuant to Rule 485(a)(2) of the 1933 Act, the Trust anticipates that this filing shall become effective 60 days after filing. At or before the 60-day effective date, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions concerning the foregoing, please contact Adam Henkel of U.S. Bancorp Fund Services, LLC at (414) 765-5598.

Sincerely,

/s/ Adam R. Henkel
Adam R. Henkel, Esq.
For U.S. Bancorp Fund Services, LLC